RMS

17005542

SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section

FEB 23 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voleo USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 - 1140 West Pender Street
(No. and Street)

Vancouver, British Columbia V6E4G1
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue - Suite 1430 New York NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

AKB

OATH OR AFFIRMATION

I, Thomas Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voleo USA, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

OLEN AASEN
Barrister & Solicitor
King & Bay West Management
Suite 1240, 1140 West Pender
Vancouver, BC V6E 4G1
(604) 681-8030

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805, Third Avenue
Suite 1430,
New York, NY 10022
212.838.5100
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Voleo USA, Inc.

We have audited the accompanying statement of financial condition of Voleo USA, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Voleo USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Voleo USA, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

RBSM LLP

New York, NY

February 22, 2017

VOLEO USA, INC.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	55,032
Deposit with clearing broker		50,013
Prepaid expenses		10,035
Total assets	$	115,080
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	17,214
Payable to Voleo, Inc.		0
Total		17,214
Commitments and contingencies		
Stockholder's Equity		
Common stock		128,177
Additional paid-in capital		59,424
Accunulated deficit		(89,734)
Total		97,866
Total liabilities and stockholder's equity	$	115,080

The accompanying notes are an integral part of this financial statement.

1. Organization

Voleo USA, Inc. (the "Company") was incorporated in Delaware in 2015. Its sole shareholder is Voleo, Inc. (the "Parent"), a Canadian corporation. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and it became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 30, 2016.

The Company utilizes a sophisticated group trading platform that enables users to combine their assets and knowledge to invest together with people they know and trust. Directly from their mobile phones, tablets or computers, users are able to propose, discuss and vote on trades in publicly listed stocks and ETFs, wherever and whenever they want, with the majority effecting trades automatically. Users may benefit both from splitting the cost of a single trade and the collective intelligence of their teams. Adding a competitive element to a collaborative platform, each person's decisions are tracked and hypothetical positions managed so they can demonstrate what would have resulted had their proposed trades been executed. The transparency builds a community where top performers can be followed, and the best ideas validated with peers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all

available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to Apex Clearing Corporation. Under its clearing agreement, the Company must maintain a clearing deposit of at least $50,000.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, 15c3-1, (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (8 to 1 during a broker-dealer's first year of operations). In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/8 of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $87,831, which exceeded the required minimum net capital of $5,000 by $82,831. Aggregate indebtedness at December 31, 2016 totaled $17,214. The ratio of aggregate indebtedness to net capital was 0.20 to 1.

5. Related Party Transactions

The Company and its Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company reimburses the Parent for such disbursements. Under the Agreement, the Parent may forgive reimbursement with such foregiveness representing additional capital contribution by the Parent.

6. Income Taxes

For federal income tax purposes, the Company has net operating loss carryforwards of approximately $90,000 which may be carried forward until 2035 and 2036 to reduce federal taxable income. Accordingly, the Company has a deferred tax asset of

approximately $19,000 which it is unlikely to utilize and therefore has taken a full valuation allowance on this amount.

7. Subsequent Events

Subsequent events were evaluated through February 22, 2017 which is the date the financial statements were available to be issued.